The Fund held its annual meeting of shareholders on December, 19, 2011. Common/Preferred shareholders voted as indicated below:
 					Affirmative 	Withheld Authority

New York Municipal II
Election of Bradford K. Gallagher-
Class III to serve until 2014            9,349,975        331,722
Election of Deborah A. Zoullas-
Class II to serve until 2013             9,395,268        286,429
Re-election of John C. Maney++-
Class III to serve until 2014            9,363,705        317,992

The other members of the Board of Trustees at the time of the meeting, namely Hans W. Kertess+, James A. Jacobson+,William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Funds.
+ Preferred Shares Trustee
++ Interested Trustee